Contact

www.linkedin.com/in/wdozier
(LinkedIn)

Top Skills

Leadership
Product Marketing
Strategic Partnerships

William Dozier

Lead Principal at Sports Innovation X (SIX)
Virginia Beach, Virginia, United States

Summary

Specialties: Visionary Leadership
Strategic and Development Planning
Marketing
Strategic Partnerships
Service and Product Development
Mentoring and Coaching
Accomplished Spokesperson

Experience

Sports Innovation X (SIX)
Lead Principal
December 2020 - Present (3 years 6 months)
Virginia Beach, Virginia, United States

Cromtec Cyber Solutions
Advisor
January 2019 - Present (5 years 5 months)
Norfolk, Virginia Area

Dozier is a Partner and Advisor focused on Business Development for Cromtec Cyber Solutions. He is a business development specialist with over three decades of experience in both the public and private sector. He is one of the firm's strategy consultants and public speakers who has a strong expertise in assisting companies with entering, operating, and guiding negotiations within various markets. With his professional sports background, he has a special interest in the Sports, Media, & Entertainment industries. He has 30 years of work experience in these unique markets.

MeasuredRisk
Member Board Of Directors
March 2020 - Present (4 years 3 months)

Decide To Dominate In Your Endeavors
Guest Speaker

January 2015 - Present (9 years 5 months)
Norfolk, VA

The opportunity to Decide to Dominate is your birthright as a human being and accompanies you as a perfect masterpiece of the Creator. This book was written to deliver a message of hope and inspiration to those who yearn to transcend. Regardless of where you find yourself in life, you were designed and built to overcome life's challenges and empowered to run on a road called, "perpetual success." In your vocation, whether you are just starting, an entrepreneur or becoming one, rising as a manager or c-level executive, you can dominate your industry, master your potential; develop tangible and intangible wealth for the greater purpose of service to mankind.

You Hold the Rights to Nothing Less as you develop into the giant killer you are called to be. Having a purpose justifies your significance in life and gives you a focus, in which, to pursue your destiny. As part of creation, you can accept the identity of a kingdom or domain with unshakeable principles. This domain we speak of is one of purpose and conscience, expressed in the individual mandate to become all that you were meant to be in its fullest. It's your right and your responsibility to profit in life as an example to your family and your circle of influence, bringing honor and glory to the One who created you. We hope you accept our invitation to do so and enjoy the book on the way.

Unity Business Systems
Vice President of Business Development/Strategic Advisor
December 2014 - November 2017 (3 years)
Poquoson, VA

Verizon Business
Global Strategy & Business Development
June 2009 - November 2014 (5 years 6 months)

Broad Bay Cotton
Interim VP of Brand Development/Advisor
December 2007 - June 2009 (1 year 7 months)

Brand development, web site traffic growth, web site UI and advertising revenue. Developed brand strategy for product expansion in Professional Sports Leagues.

Strategic Consulting, including business plan & sales strategy development. Advised and established customer service department to regain customer loyalty and to prepare company for growth opportunities.

MBK Sports Management/Cambridge Sports Consultants
VP of Corporate Development/Advisor/
April 2003 - November 2007 (4 years 8 months)

Education

Penn State University

· (1983 - 1987)